SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2005

Commission File Number 000-51122

pSivida Limited
(Translation of registrant’s name into English)

Level 12 BGC Centre
28 The Esplanade
Perth WA 6000
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F).

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, pSivida Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 15, 2005

pSivida Limited

By:	/s/Aaron Finlay

Aaron Finlay Chief Financial Officer and Company Secretary

The following is a summary of the terms of the transactions contemplated by the agreements contained in this Form 6-K. This summary is not intended to be complete and is qualified in its entirety by reference to the exhibits to this Form 6-K.

THIS FORM 6-K IS NOT AN OFFER TO SELL, NOR IS IT SEEKING AN OFFER TO BUY, ANY SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE OF THESE SECURITIES IS NOT PERMITTED.

Securities Purchase Agreement

pSivida and an institutional investor (referred to in this form as the investor) entered into a Securities Purchase Agreement on October 5, 2005. The agreement provides for the purchase of a note and warrant by the investor. The note purchase price is equal to US$15 million. The investor will receive a warrant to purchase up to 633,803 American Depositary Shares (ADSs) of pSivida for no additional consideration.

Closing of the issue of the note and warrant is subject to the fulfillment or waiver of specified conditions. Under the agreement, pSivida has agreed not to issue any securities before February 14, 2006, except pursuant to the conversion of existing convertible securities, options or warrants or as contemplated pursuant to pending or completed transactions. pSivida has further agreed not to issue any further securities for two years after the closing date (other than pursuant to certain permitted issuances) unless the investor is offered to subscribe for at least 50% of the securities to be offered on the same terms as the securities are to be offered to any other person. An example of a permitted issuance is a firm commitment underwritten offering of more than US$25 million.

Under the agreement, pSivida agreed, among other things, to continue to file reports with the U.S. Securities and Exchange Commission, to keep its securities listed on specified exchanges or quotation systems, and not to undertake certain types of dilutive securities issues.

The Note

A short summary of the terms of the note follows:

•	The note will have a face value of US$15,000,000.

•
The note may be converted by the holder into ADSs at any time prior to the third anniversary of the date of issue of the note. The number of shares to be issued on conversion of the note is to be calculated by dividing the face value of the note to be converted (and any accrued but unpaid interest on the note) by the issue price of the ADSs.

•
The conversion price will initially be US$7.10 per ADS and may be adjusted under certain circumstances, including, among others, in the event pSivida issues securities at a lower price than the price at which the note may be converted.

•	The note matures 3 years after issuance and bears interest at the rate of 8% per annum.

•	Under certain circumstances, pSivida may make interest payments in the form of ADSs.

•
The note contains certain events of default which allow the investor to accelerate the maturity of the note and permit the investor to force payment of the note in the event of a change of control of pSivida.

•
pSivida has the right, in certain specified circumstances, to force the investor to convert the note into ADSs, including if the ADSs are trading at 200% of the conversion price during a specified period.

•
The investor has the right to require pSivida to prepay one-third of the note at the 12, 18 and 24 month anniversary of its issuance under certain circumstances, including if the ADSs are trading below the conversion price during a specified period.

•	The note contains various negative covenants, including limitations on the incurrence of debt and liens, and the maintenance of certain cash levels.

The Warrant

The following is a summary of the terms of the warrant:

•	The warrant constitutes an option to acquire up to 633,803 ADSs at any time on or before the sixth anniversary of the issue of the warrant.

•	The per ADS exercise price under the warrant is US$7.20 and may be adjusted under certain circumstances, including, among others, in the event pSivida issues securities at a lower price than the price at which the note may be converted or pSivida makes a pro rata issuance to shareholders.

•	There is a limit of 4.99% in respect of an investor and its affiliates’ beneficial ownership in pSivida, which may prevent it from exercise of part of the warrant (this limit may be changed by the investor).

•
If there is a fundamental transaction (such as a transaction which involves a change in control of pSivida or a transfer of substantially all of its assets), pSivida will use its best endeavors to procure that the successor entity assumes all of the obligations of pSivida under the warrant.

THE SECURITIES DESCRIBED HEREIN WILL NOT BE OR HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES ABSENT REGISTRATION OR AN APPLICABLE EXEMPTION FROM REGISTRATION REQUIREMENTS.

THE SECURITIES PURCHASE AGREEMENT IS BEING FILED AS AN EXHIBIT TO THIS REPORT OF FOREIGN ISSUER ON FORM 6-K TO PROVIDE INVESTORS WITH INFORMATION REGARDING ITS TERMS. THE SECURITIES PURCHASE AGREEMENT CONTAINS REPRESENTATIONS AND WARRANTIES THAT PSIVIDA LIMITED AND INVESTORS LISTED ON THE SCHEDULE OF BUYERS MADE TO EACH OTHER AS OF THE DATE OF THE SECURITIES PURCHASE AGREEMENT OR OTHER SPECIFIC DATES, AND SUCH REPRESENTATIONS AND WARRANTIES SHOULD NOT BE RELIED UPON BY ANY OTHER PERSON.

EXHIBIT INDEX

EXHIBIT 99.1:	Securities Purchase Agreement, dated October 5, 2005, between pSivida Limited and the investor listed on the Schedule of Buyers attached thereto
EXHIBIT 99.2:	Form of Subordinated Convertible Note in the principal amount of US$15,000,000
EXHIBIT 99.3:	Form of Warrant to Purchase ADRs for the purchase of up to 633,803 ADRs
EXHIBIT 99.4:	Form of Registration Rights Agreement
EXHIBIT 99.5:	Letter Agreement, dated November 15, 2005, relating to the Securities Purchase Agreement